NAME OF REGISTRANT: Great Plains Energy Inc.
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Great Plains Energy 2015 Proxy Statement:
“ADOPT CARBON REDUCTION GOAL”

Great Plains, Symbol: GXP
Filed by: As You Sow

PROPONENTS URGE A YES VOTE ON ITEM 4 ON THE PROXY CARD
The U.S. power sector is rapidly decarbonizing, in response to a variety of factors including climate change, regulations on carbon in response to climate change, and consumer adoption of distributed renewable power. Indeed, carbon intensity has become a key performance indicator at power companies, with carbon reduction driving value, and carbon assets increasing risk. Many companies are responding to these changing market conditions proactively by managing carbon, reducing carbon intense activities, and selling carbon assets. Other companies however, are doing little, seeking to prolong the life of increasingly risky coal assets, and or resisting market forces through political spending. Great Plains Energy is in the second camp, with a high level of coal generation, and carbon emissions disproportionate to its size. Great Plains would benefit from a carbon reduction target to help the company catch up with more proactive peers.

RESOLVED CLAUSE: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company’s corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.

BACKGROUND ON THE NEED FOR A CARBON REDUCTION TARGET
Climate change is becoming an increasingly important issue, with escalating physical impacts and severe financial ramifications. Climate change is driven by greenhouse gases (GHG), such as carbon dioxide and methane, which trap heat and cause global temperature to rise through the “greenhouse” effect. Burning fossil fuels for energy use is the largest contributor to rising GHG emissions and thus the most prominent cause of climate change. To give a sense of the unprecedented rate of change, during the past 650,000 years the carbon dioxide level in the atmosphere ranged between 180ppm-300ppm, while in the last 100 years the carbon dioxide level soared to 400ppm.

The U.S. Department of Defense has declared climate change to be a security threat, and produced a report detailing how climate change will strain water supply, cause droughts, hurricanes, and crop failures, and that climate change can lead to social instability, political unrest and the migration of millions of people.1 According to the London School of Economics, without strong action to reduce GHG emissions, that the overall costs of climate change will be equivalent to losing at least 5% of global gross domestic product (GDP) each year. 2

The effects of climate change are increasingly devastating, costly, and predicted to catastrophically escalate without action to significantly reduce carbon emissions. For example in the U.S., Superstorm Sandy, Hurricane Katrina, and the East Coast’s prolonged exposure to the “polar vortex”, have all been linked to changing atmospheric patterns from climate change, and were estimated to have caused $223 billion of damages.3,4 Additionally, the drought in the South West and West Coast, which have been linked to climate change, threaten water supply as well as critical agricultural production areas for the nation, such California’s Central Valley.5 Internationally, climate change is currently causing the death of 400,000 people, and costing the global markets $1.2 trillion per year.6 This damage has come with just an average .85°C rise in temperature; if nothing is done to stop climate change, temperatures are expected to rise to between 3.7-4.8°C.7

The Proponents’ resolution is intended to address climate change through the reduction of Great Plains’ carbon emissions, as well as support Great Plains Energy in minimizing the business risk associated with increased environmental regulations, and competing clean energy technology.

RATIONALE FOR A YES VOTE
A.	CARBON REDUCTION AND MANAGEMENT RESULTS IN IMPROVED FINANCIAL PERFORMANCE

1 NY Times. Pentagon Signals Security Risks of Climate Change. (Oct, 2014). http://www.nytimes.com/2014/10/14/us/pentagon-says-global-warming-presents-immediate-security-threat.html?_r=0
2 Stern, Nicolas, “The Stern Review: The Economics of Climate Change” (October 30, 2006) http://webarchive.nationalarchives.gov.uk/20130129110402/http://www.hm-treasury.gov.uk/d/Chapter_3_How_climate_change_will_affect_people_around_the_world_.pdf,
3 NOAA National Climatic Data Center. Billion-Dollar Weather and Climate Disasters: Table of Events. http://www.ncdc.noaa.gov/billions/events   &  Nature. Kerry Emanuel. Increasing destructiveness of tropical cyclones over the past 30 years. (Aug, 2005). ftp://texmex.mit.edu/pub/emanuel/PAPERS/NATURE03906.pdf & Huffington Post. Polar Vortex May Have Cost Economy $5 Billion. (Jan, 2013). http://www.huffingtonpost.com/2014/01/09/deep-freeze-may-have-cost_n_4570576.html
4 USA Today. Polar vortex visits to U.S. linked to climate change. (Sept, 2014). http://www.usatoday.com/story/weather/2014/09/02/polar-vortex-climate-change/14973047/  & Think Progress. Superstorm Sandy’s Link To Climate Change: ‘The Case Has Strengthened’ Says Researcher. (Oct, 2013). http://thinkprogress.org/climate/2013/10/28/2843871/superstorm-sandy-climate-change/
5 USA News. Climate Change Caused California Drought. (April, 2015) http://www.usnews.com/news/blogs/at-the-edge/2015/04/14/climate-change-and-the-california-drought
6 The Guardian. Climate change is already damaging global economy, report finds. (Sept, 2012). http://www.theguardian.com/environment/2012/sep/26/climate-change-damaging-global-economy
7 IPCC, 2013: Summary for Policymakers. In: Climate Change 2013: The Physical Science Basis. Contribution of
Working Group I to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Stocker,
T.F., D. Qin, G.-K. Plattner, M. Tignor, S.K. Allen, J. Boschung, A. Nauels, Y. Xia, V. Bex and P.M. Midgley (eds.)].
Cambridge University Press, Cambridge, United Kingdom and New York, NY, USA. (pg. 5) http://www.ipcc.ch/pdf/assessment-report/ar5/wg1/WG1AR5_SPM_FINAL.pdf  & IPCC, 2014: Summary for Policymakers. In: Climate Change 2014: Mitigation of Climate Change. Contribution of Working Group III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Edenhofer, O., R. Pichs-Madruga, Y. Sokona, E. Farahani, S. Kadner, K. Seyboth, A. Adler, I. Baum, S. Brunner, P. Eickemeier, B. Kriemann, J. Savolainen, S. Schlömer, C. von Stechow, T. Zwickel and J.C. Minx (eds.)]. Cambridge University Press, Cambridge, United Kingdom and New York, NY, USA. (pg 8). https://www.ipcc.ch/pdf/assessment-report/ar5/wg3/ipcc_wg3_ar5_summary-for-policymakers.pdf .

Great Plains is likely to financially benefit from undertaking enterprise wide carbon management. Research from the Carbon Disclosure Project and Ceres demonstrates that carbon management results in improved financial performance. When corporations track, manage, and reduce carbon impacts, various financial indicators improve, including improved return on equity, stronger dividends, lower earnings volatility, reduced emissions and regulatory risk.8 This report identifies business benefits of carbon reduction including power price certainty, customer demand for low carbon solutions, reduced overhead, and performing on climate commitments. Another analysis confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”9

B.	GREAT PLAINS ENERGY: SMALL UTILITY, BIG EMISSIONS
Though Great Plains is the 28th largest power producer in the U.S., it has the 20th highest level of emissions, eclipsing larger utilities such as Exelon and Edison International, and also exceeding emissions from energy companies including Exxon Mobil, BP and General Electric.10 These disproportionately high carbon emissions result from Great Plains’ power mix -which at 85% is coal- is the 15th highest level of coal use in the United States.11 This company trails many peers on replacing coal assets with cleaner generation, and at least some of the coal refirings and renewable power investments the Company has announced seem to be the result of a litigation settlement with an environmental group.12 A greenhouse gas reduction target would encourage the company to transition out of coal more quickly, thus reducing the company’s emissions rate and carbon asset risk.

C.	OTHER MAJOR POWER PRODUCERS HAVE ADOPTED GHG TARGETS
GHG targets are becoming increasingly common across sectors; a report ranking 613 U.S. companies found that 35% of companies surveyed have a time bound GHG emission target, up 32% in 2012.13 GHG reduction targets are also well established in the utility sector; companies including AEP, Exelon, Duke, Con Edison, NextEra Energy, PSEG, Idaho Power, WGL Holdings (gas) previously or currently have adopted quantitative, time bound goals for emission reductions.14 NRG, another of the largest power producers with an enormous coal fleets, took a bold step announcing a goal of cutting 90% of the company’s carbon emissions by 2050.15 Most GHG targets are independent of state-mandated resource planning, and extend beyond these processes, demonstrating that aspirational carbon reduction goals can be set separately from regulated resource planning processes.

8 CDP. “S&P500 Leaders Report” (2014). Note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector
9 University of Pittsburg. Gillan, Hartzell, Koch, Starks, Firm’s Environmental, Social and Governance (ESG) Choices, Performance and Managerial Motivation. (2010) http://business.pitt.edu/katz/sites/default/files/koch3.pdf
10 Ceres. Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States. (May, 2014) http://www.nrdc.org/air/pollution/benchmarking/files/benchmarking-2014.pdf p. 34
11 Id., and 85% coal figure: KCPL “Electricity Generation”, http://www.kcpl.com/about-kcpl/company-overview/industry-topics/electricity-generation
12 Sierra Club. “KCP&L, Sierra Club Agreement Helps Spur Major Investment In Wind Energy in Kansas, Missouri” (Jan, 2014) http://content.sierraclub.org/press-releases/2014/01/kcpl-sierra-club-agreement-helps-spur-major-investment-wind-energy-kansas
13 Ceres. Gaining Ground: Progress Report 2014. (Page 6).  http://www.ceres.org/roadmap-assessment/resources/gaining-ground
14 WGL: http://wglholdings.com/releasedetail.cfm?ReleaseID=629266; Exelon: http://www.exeloncorp.com/environment/strategy/overview.aspx;  Duke: http://sustainabilityreport.duke-energy.com/our-sustainability-plan-and-goals/our-sustainability-plan-and-goals/ ; AEP: https://www.aep.com/newsroom/newsreleases/?id=1077; Con Edison http://www.conedison.com/ehs/2013-sustainability-report/2a-environmental.html ; NextEra http://www.nexteraenergyresources.com/who/climate.shtml; PSEG https://www.pseg.com/info/media/newsreleases/2009/2009-07-23.jsp; Idaho Power https://www.idahopower.com/pdfs/AboutUs/sustainability/corporateDisclosure/Emissions/InitiativestoReduceGhGEmissions.pdf
15 NYT. “NRG Seeks to Cut 90% of Its Carbon Emissions“ http://www.nytimes.com/2014/11/21/business/energy-environment/nrg-sets-goals-to-cut-carbon-emissions.html?_r=0

CONCLUSION
Great Plains needs to adapt its business to remain competitive as the power sector shifts towards renewable energy, energy efficiency, and away from coal. Due to its sparse and nontransparent reporting, it is unclear whether the Company is doing so. Great Plains has a high level of coal use and carbon emissions, which create unresolved business risk to shareholders in the near and long term. Great Plains would benefit from a carbon reduction goal, which could encourage the company to adopt business practices that will help them minimize risk and maximize value going forward.